Legion Capital Corporation

301 E. Pine St., Ste. 850

Orlando, Fl. 32801

(407) 986-4234

July 11, 2017

Ms. Jesicca Livingston, Staff Attorney

Ms. Era Anagnosti, Legal Branch Chief

Securities and Exchange Commission

Re: Legion Capital Corporation Form 1-A filing

File# 024-10708

Dear Ms. Livingston and Ms. Anagnosti,

This firm represents Legion Capital Corporation in the above referenced matter, and we are in receipt of your comment letter dated June 30, 2017 directed to the Form 1-A filed by Legion.

We have filed a Form 1-AA as of today, July 11, 2017, that we believe addresses your comments, as follows:

1.	We have revised the cover page of the Offering Circular to provide detail on the specific Notes being offered including the items requested in Comment #2 of your June 30 letter. Please note that we have slightly amended our substantive offering to provide for either (a) a 12 month maturity, or (b) a 36 month maturity, at the option of the investor, which our client believes is a more flexible and attractive offer for the investor.

2.	We have revised the section “Description of Capital”, to include the requested detail regarding the Corporate Notes.

3.	We have included an Exhibit Index with our Amendment.

4.	We have attached a legal opinion from our firm as to the validity and legality of the Notes as an exhibit to our Amendment.

Thank you for your consideration in this matter.

Sincerely,

/s/ James S. Byrd, Jr.
James S. Byrd, Jr.
For the Firm